82-35029

RECEIVED

2009 APR -2 A 8:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

09045757

SUPPL

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

26 March 2009

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICE OF MEETING AND PROXY FORM FOR AGM AND MEETINGS OF MEMBERS

The following documents are attached:

1. Notice of Meeting for the Annual General Meeting of Westfield Holdings Limited and Meetings of Westfield America Trust and Westfield Trust to be held concurrently on Wednesday, 6 May 2009, commencing at 10:00 am; and

2. Proxy form for the Annual General Meeting of Westfield Holdings Limited and Meetings of Members of Westfield America Trust and Westfield Trust.

These documents will be sent to Members shortly and may be accessed on the Westfield website – www.westfield.com/corporate.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

dlw 4/2

Notice of Meeting & Explanatory Notes

Annual General Meeting of Westfield Holdings Limited
Meeting of Members of Westfield America Trust
Meeting of Members of Westfield Trust

to be held concurrently at

Sofitel Sydney Wentworth,
Grand Ballroom,
61 – 101 Phillip Street, Sydney

Wednesday 6 May 2009
Commencing at 10.00am

This notice is issued by Westfield Holdings Limited (ABN 66 001 671 496) Westfield America Management Limited (ABN 66 072 780 619) as the responsible entity of Westfield America Trust (ARSN 092 058 449) and Westfield Management Limited (ABN 41 001 670 579) as the responsible entity of Westfield Trust (ARSN 090 849 746).

82-35029

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
www.westfield.com

24 March 2009

Dear Member

I am pleased to invite you to attend the Annual General Meeting of Westfield Holdings Limited and Meetings of Westfield America Trust and Westfield Trust to be held concurrently on Wednesday, 6 May 2009.

The meetings will be held at the Grand Ballroom of the Sofitel Sydney Wentworth located at 61 – 101 Phillip Street, Sydney commencing at 10.00 am. Registration for the meetings will commence at 9.00 am.

The Notice of Meetings, Explanatory Notes and a map setting out the venue location are included in this booklet. A proxy form is also enclosed.

These meetings will be webcast live on the Westfield Group's website at www.westfield.com/corporate and will also be archived on this site for later viewing.

If you are unable to attend the meetings, I encourage you to complete and return the proxy form to Computershare Investor Services Pty Limited either by mailing it using the enclosed reply paid envelope or by sending it by fax to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia). Alternatively, you can lodge your proxy online at www.westfield.com/corporate/investor-services. Proxies must be received no later than 10.00am on Monday, 4 May 2009.

Yours sincerely

Frank P Lowy AC
Chairman

Notice is hereby given that the Annual General Meeting of Members of Westfield Holdings Limited (**Company**) and Meetings of Members of Westfield America Trust and Westfield Trust (together **Westfield Group**) will be held concurrently at the Grand Ballroom of the Sofitel Sydney Wentworth located at 61 – 101 Phillip Street, Sydney, on Wednesday, 6 May 2009 commencing at 10.00am.

Additional information concerning the proposed resolutions is contained in the Explanatory Notes which accompany and form part of this Notice of Meetings.

The business to be considered at the meetings is as follows:

Westfield Holdings Limited
Financial Statements And Reports

1. To discuss the Company's financial statements and reports for the year ended 31 December 2008.

Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution of the Company:

2. **THAT** the Company's Remuneration Report for the financial year ended 31 December 2008 be approved.

Election of Directors

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions of the Company:

3. **THAT** Roy L Furman, being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a Director of the Company.

4. **THAT** Stephen P Johns, being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a Director of the Company.

5. **THAT** Steven M Lowy being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a Director of the Company.

6. **THAT** Lord (Peter) H Goldsmith QC PC being a Director who was appointed by the Directors during the year as an additional Director and whose appointment as a Director expires at the conclusion of the Annual General Meeting of the Company and, being eligible, offers himself for election, is elected as a Director of the Company.

7. **THAT** Brian M Schwartz AM being eligible, offers himself for election as a Director of the Company.

The Westfield Group
Ratification of Placement
To consider and, if thought fit, to pass the following resolution as an ordinary resolution of the Company and as special resolutions of each of Westfield Trust and Westfield America Trust (**Trusts**):

8. **THAT**, the issue of 276,190,500 stapled securities, each comprising a share in Westfield Holdings Limited, a unit in Westfield Trust and a unit in Westfield America Trust (**Stapled Security**), to certain institutional and sophisticated investors at $10.50 per Stapled Security issued on 12 February 2009 as described in the Explanatory Notes accompanying this Notice of Meetings convening the meetings is ratified for all purposes.

Resolution 8 can only be passed as a special resolution of a Trust if at least 25% by value of all interests in the Trust that are entitled to vote on the resolution and at least 75% of the votes cast by members of that Trust are voted in favour. Resolution 8 can only be passed as an ordinary resolution of the Company if more than 50% of the votes cast are in favour.

Voting Exclusion Statement
Insofar as Resolution 8 is an ordinary resolution of the Company and the Trusts for the purposes of the Listing Rules, the Group will disregard any votes cast by:

(a) any person who participated in the issue of Stapled Securities referred to in Resolution 8 (**Placement**) and a person who might obtain a benefit, except solely in the capacity of a securityholder; and

(b) an associate of any person who participated in the Placement and a person who might obtain a benefit, except solely in the capacity of a securityholder.

However, a vote need not be disregarded if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b) it is cast by the person chairing the meetings as proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form to vote as the proxy decides.

Insofar as Resolution 8 is a special resolution of each of the Trusts for the purposes of the Corporations Act as modified by ASIC Class Order 05/26 (**ASIC Relief**), votes must only be cast (and the Westfield Group will only count votes cast) in respect of Stapled Securities that are held by a securityholder:

(a) who did not acquire any interest in Stapled Securities under the Placement; or

(b) who does not hold any interest in Stapled Securities for the benefit of another person who obtained beneficial ownership of any of the Stapled Securities that were issued under the Placement.

Voting exclusions differ under the Listing Rules and the Corporations Act 2001. Please refer to the Explanatory Notes for further information.

Proxies

If you do not plan to attend the meetings in person, you are encouraged to complete and return the Proxy Form which accompanies this Notice of Meetings.

- A Member entitled to attend and vote at the meetings is entitled to appoint a proxy to attend and vote for the Member at each meeting.
- If a Member is entitled to two or more votes, they may appoint two proxies and each proxy must be appointed to represent a specified proportion of the Member's voting rights. If you wish to appoint a second proxy, please contact the Westfield Group's Registry, Computershare Investor Services Pty Limited, on 1300 132 211 (within Australia) or +61 3 9415 4070 (outside Australia) for the relevant form.
- A proxy need not be a Member.
- To be valid, the Proxy Form and any power of attorney or other authority (if any) under which it is signed (or an certified copy of it) must be received before 10.00 am (Sydney time) on Monday, 4 May 2009 (**Proxy Deadline**).

Proxy forms may be submitted in one of the following ways:

(i) by post in the reply paid envelope provided. Please allow sufficient time so that it reaches Computershare Investor Services Pty Limited by the Proxy Deadline;

(ii) online at www.westfield.com/corporate/investor-services. You will need your Security Holder Reference Number (**SRN**) or Holder Identification Number (**HIN**) which is shown in the top right corner of the Proxy Form;

(iii) by fax to Computershare Investor Services Pty Limited on 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia);

(iv) by hand delivery to Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000; or

(v) by delivery or fax to the registered office of the Company, WAML and WML at Level 24, Westfield Towers, 100 William Street, Sydney, fax +61 2 9357 7131.

Any Proxy Form sent by fax must be received by the Proxy Deadline.

Corporate Representative

If your holding is registered in a company name, a corporate securityholder may appoint a person to act as its representative to attend the meeting by providing that person with:

(i) a letter or certificate authorising him or her as the company's representative, executed in accordance with the company's constitution; or

(ii) a copy of the resolution appointing the representative, certified by a secretary or director of the corporate securityholder.

Entitlement To Vote

Only registered holders of Westfield Group stapled securities as at 7.00pm (Sydney time) on Monday, 4 May 2009 will be eligible to attend and vote at the meetings.

A Member who is entitled to vote at the meetings may submit a written question to the auditor if the question is relevant to:

- the content of the auditor's report to be considered at the meeting of the Company; or
- the conduct of the audit of the annual financial report to be considered at the meeting of the Company.

The question may be submitted by giving it to the Company no later than the fifth business day before the meeting is to be held.

Annual Reports

Copies of the Annual Reports of each of Westfield Holdings Limited (the Westfield Group Report), Westfield Trust and Westfield America Trust may be accessed at our website - http://westfield.com/corporate/news-announcements/annual-reports/

By Order of the Boards of Westfield Holdings Limited, Westfield America Management Limited (as the responsible entity of Westfield America Trust) and Westfield Management Limited (as the responsible entity of Westfield Trust)

Simon J Tuxen
Company Secretary

Sydney, 24 March 2009

Explanatory Notes

Westfield Holdings Limited

Item 2
Remuneration Report

The Directors' Report includes a section called the "Remuneration Report". This report is set out on pages 88 to 105 of the Annual Report. The Corporations Act requires listed companies to put the Remuneration Report for each financial year to a resolution of members at the company's Annual General Meeting. Under the Corporations Act 2001, the vote is advisory only, and does not bind the Directors.

Election of Directors

The Westfield Group Board of Directors recommends the election of each of the Directors standing for election or re-election as outlined in items 3 to 7. Each Director (other than Mr Brian Schwartz who is not currently a member of the Board) who is standing for election or re-election abstained from any consideration by the Board on their election or re-election.



Item 3
Re-election of Roy L Furman

Roy Furman was appointed as a Non-Executive Director of Westfield Holdings Limited in July 2004, having served as a Non-Executive Director of Westfield America Management Limited since 2002. He holds a degree in law from Harvard Law School. Mr Furman is based in the US and is vice chairman of Jefferies and Company and chairman of Jefferies Capital Partners, a group of private equity funds. In 1973 he co-founded Furman Selz - an international investment banking, institutional brokerage and money management firm and was its CEO until 1997. Mr Furman is a member of the Westfield Group Remuneration Committee.

The Board considers that Mr Furman is an independent Director.



Item 4
Re-election of Stephen P Johns

Stephen Johns was appointed an Executive Director of Westfield Holdings Limited in 1985. He held a number of positions within Westfield, including Group Finance Director from 1985 to 2002, and became a Non-Executive Director in October 2003. Mr Johns holds a Bachelor of Economics degree from the University of Sydney and is a fellow of the Institute of Chartered Accountants in Australia. He is also chairman of the Spark Infrastructure Group, a director of Brambles Limited and Sydney Symphony Limited. Mr Johns is a member of the Westfield Group Audit and Compliance Committee and Risk Management Committee.

Because of his prior long standing senior executive role with the Group, Mr Johns is not considered an independent Director.



Item 5
Re-election of Steven M Lowy

Steven Lowy was appointed Managing Director of Westfield Holdings Limited in 1997 and currently serves as Group Managing Director of the Westfield Group. Mr Lowy holds a Bachelor of Commerce (Honours) degree from the University of NSW. Prior to joining Westfield in 1987, he worked in investment banking in the US. Mr Lowy is President of the Board of Trustees of the Art Gallery of New South Wales. He is Chairman of the Victor Chang Cardiac Research Institute, a director of the Lowy Institute for International Policy, a member of the Prime Minister's Business-Government Advisory Group on National Security, and Chairman of the Board of Management for the Associate Degree of Policing Practice NSW (ADPP).



Item 6
Election of Lord (Peter) H Goldsmith QC PC

Lord (Peter) Goldsmith was appointed as a Non-Executive Director of Westfield Holdings Limited in August 2008. As required by the Constitution of the Company and the ASX Listing Rules, Lord Goldsmith submits himself for election as a Director.

Lord Goldsmith is a partner in the international law firm Debevoise & Plimpton LLP. For six years until June 2007, Lord Goldsmith served as the United Kingdom's Attorney General. Lord Goldsmith was created a Life Peer in 1999 and a Privy Counsellor in 2002. He remains a member of the House of Lords. Lord Goldsmith holds a degree in law from Cambridge University and a Master of Laws from University College London. In 1987, Lord Goldsmith was appointed Queens' Counsel. He has been a Crown Court Recorder since 1987 and a Deputy High Court Judge since 1994. Lord Goldsmith's other former positions include Chairman of the Bar of England and Wales, Chairman of the Financial Reporting Review Panel, and Founder of the Bar Pro Bono Unit.

For the reasons outlined in the Corporate Governance Statement in the 2008 Westfield Group Annual Report at page 109, the Board considers that Lord Goldsmith is an independent Director.



Item 7
Election of Brian M Schwartz AM

Mr Schwartz is standing for the position of Non-Executive Director of Westfield Holdings Limited.

In a career with Ernst & Young Australia spanning more than 25 years, Brian Schwartz rose to the positions of Chairman (1996 - 1998) and then Chief Executive Officer of the firm from 1998 to 2004. As Chief Executive Officer, he was responsible for the strategic and operational direction of one of Australia's largest professional services firms. He oversaw the acquisition and integration of the Andersen Australian practice creating Australia's second largest professional services firm.

In March 2005, Mr Schwartz assumed the role of Chief Executive Officer of Investec Bank (Australia) Limited (**Investec**). He has recently resigned as Chief Executive Officer of Investec but will continue as a part time consultant to the bank.

Mr Schwartz is a director of Insurance Australia Group Limited (**IAG**) and Brambles Limited, Deputy Chairman of Football Federation Australia Limited (**FFA**) and is a member of the Australian Multicultural Advisory Council.

Whilst working with Ernst & Young, Mr Schwartz was not personally involved in the Westfield audit at any time, and in any event, left Ernst & Young more than four years ago. As a result, the Board does not regard his prior association with Ernst & Young as an impediment to treating Mr Schwartz as an independent Non-Executive Director.

Mr Schwartz's other previous and current roles are not considered by the Board to give rise to any actual or perceived loss of independence on the part of Mr Schwartz.

The Board endorses the candidacy of Mr Schwartz as a Non-Executive Director. For the reasons outlined above, the Board considers that, if elected, Mr Schwartz will be an independent Non-Executive Director.

Westfield Group

Item 8
Ratification of Placement

On 12 February 2009, the Group issued 276,190,500 Stapled Securities to certain sophisticated and institutional investors at $10.50 per Stapled Security (**Placement**). These investors included existing wholesale investors in the Group and other institutions. The funds raised on the issue of these Stapled Securities totalled approximately $2.9 billion and were used to further strengthen the Group's balance sheet through the retirement of debt.

The Stapled Securities issued under the Placement rank for distributions from 1 January 2009 and accordingly did not rank for the distribution paid in February 2009. Otherwise, the new Stapled Securities have the same terms as the existing Stapled Securities on issue.

Regulatory requirements

Under ASX Listing Rule 7.1, the Group is not permitted to issue more than 15% of its issued capital in any 12 month period unless the issue is approved by securityholders or an exemption applies to the issue. Under ASX Listing Rule 7.4 issues made without securityholder approval may be treated as having been made with securityholder approval if the issue did not breach the Listing Rules and is subsequently approved by securityholders. An issue so approved is then not

counted towards the calculation of the use of the 15% limit under Listing Rule 7.1. Accordingly, members are being requested to ratify the issue of Stapled Securities as described above under ASX Listing Rules 7.1 and 7.4 to allow the Group to retain the flexibility to make future placements of Stapled Securities to raise funds.

The approval of members is also being sought for the purposes of ASIC Class Order 05/26 (**ASIC Relief**). The ASIC Relief allows Stapled Securities to be issued at a price determined by the responsible entity on certain conditions. In broad terms, member approval is required if Stapled Securities issued under the ASIC Relief in any 12 month period will be more than 15% of all the Stapled Securities on issue. Member approval by way of a "placement resolution" in accordance with the ASIC Relief would mean that the Placement is not counted for the purposes of the 15% limit under the ASIC Relief.

Approval threshold
Listing Rule 7.1 only requires the approval to be given by an ordinary resolution of securityholders. However, ASIC class order 05/26 requires that:

(a) the value of the Stapled Securities held by securityholders who vote (whether in person or by proxy) represents at least 25% of the total value of the Stapled Securities eligible to vote on the resolution; and

(b) securityholders with at least 75% by value of the votes cast by the securityholders who vote on the resolution (in person or by proxy) vote in favour of the resolution.

Voting exclusions

For the purposes of the Listing Rules, those who participated in the placement are excluded from voting on Resolution 8.

For the purposes of the ASIC Relief, votes must only be cast (and the Group will only count votes cast) in respect of Stapled Securities that are held by a securityholder:

(a) who did not acquire any interest in Stapled Securities under the Placement; or

(b) who does not hold any interest in Stapled Securities for the benefit of another person who obtained beneficial ownership of any of the Stapled Securities that were issued under the Placement.

These voting exclusion tests are different and they may be applied separately to the results of voting to determine if a particular resolution has been passed for a particular purpose.

Other information about the manner of voting and voting entitlements and exclusions, is set out above in the Notice of Meetings under Resolution 8.

Directions to the Meeting

The Sofitel Sydney Wentworth is centrally located at 61 – 101 Phillip Street, Sydney and is within easy walking distance of both Wynyard and Martin Place stations and the Wynyard bus interchange.


MARGARET ST
CURTIN STREET
HUNTER ST
O'CONNELL STREET
BLIGH STREET
PHILLIP STREET
WYNYARD STATION
CARRINGTON STREET
WYNYARD LANE
SOFITEL SYDNEY WENTWORTH
YORK STREET
PITT STREET
MARTIN PLACE
MARTIN PL STATION
CASTLEREAGH STREET
ELIZABETH STREET
GEORGE STREET
KING STREET

Westfield

Westfield

Westfield Holdings Limited ABN 66 001 671 496
Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity of **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity of **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

Lodge your vote:

Online:
www.westfield.com/corporate/investor-services

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

For all enquiries call:

(within Australia) 1300 132 211
(outside Australia) +61 3 9415 4070

Proxy Form

Vote online or view the annual report, 24 hours a day, 7 days a week:

www.westfield.com/corporate/investor-services

☑ **Cast your proxy vote**	***Your secure access information is:*** **Control Number:**
☑ **Access the annual report**	**SRN/HIN:**
☑ **Review and update your securityholding**	**PLEASE NOTE:** For security reasons it is important that you keep your SRN/HIN confidential.

For your proxy form to be effective it must be received by 10.00am Monday 4 May 2009

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Lodgement of a proxy

The proxy form may be lodged with Computershare (details above) or with the registered office of Westfield Holdings Limited, Westfield America Management Limited or Westfield Management Limited, details of which are set out on page 3 of the Notice of Meeting.

Signing Instructions for Proxy Forms

Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE,
or turn over to complete the form ➔

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with '**X**') should advise your broker of any changes.

82-35029

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appointment a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Westfield Holdings Limited (Company), Westfield America Trust and Westfield Trust (together the Westfield Group) hereby appoint

☐ **the Chairman of the Meetings** **OR** ______________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meetings. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meetings, as my/our proxy to act generally at the Meetings on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Westfield Holdings Limited and Meetings of Members of Westfield America Trust and Westfield Trust to be held at the Grand Ballroom of the Sofitel Sydney Wentworth located at 61 - 101 Phillip Street, Sydney on Wednesday 6 May 2009 at 10.00am and at any adjournment of those Meetings.

STEP 2

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

Items of Business

		For	Against	Abstain
2	That the Remuneration Report for the year ended 31 December 2008 be approved.	☐	☐	☐
3	That Roy L Furman is re-elected as a Director of the Company.	☐	☐	☐
4	That Stephen P Johns is re-elected as a Director of the Company.	☐	☐	☐
5	That Steven M Lowy is re-elected as a Director of the Company.	☐	☐	☐
6	That Lord (Peter) H Goldsmith QC PC is elected as a Director of the Company.	☐	☐	☐
7	That Brian M Schwartz AM is elected as a Director of the Company.	☐	☐	☐
8	That the issue of 276,190,500 stapled securities, each comprising a share in the Company, a unit in Westfield Trust and a unit in Westfield America Trust (Stapled Security), to certain institutional and sophisticated investors at $10.50 per Stapled Security issued on 12 February 2009 is ratified for all purposes.	☐	☐	☐

The Chairman of the Meetings intends to vote undirected proxies in favour of each item of business.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______________________ Contact Daytime Telephone ______________________ Date ___/___/___

WD C 0 2 5 2 0 3 A Computershare +